Exhibit 99.2

Universe Pharmaceuticals INC (the “Company”)

PROXY FOR 2022 ANNUAL MEETING OF SHAREHOLDERS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated August 29, 2022, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on September 23, 2022, at 10:00 a.m., Beijing time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the proposals.

September 23, 2022

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSAL AND NOMINEES.

I. As an ordinary resolution, that Gang Lai be re-elected as a director of the Company to hold office until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

II. As an ordinary resolution, that Lin Yang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

III. As an ordinary resolution, that Jiawen Pang be re-elected as a director of the Company to hold office until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

IV. As an ordinary resolution, that H. David Sherman be re-elected as a director of the Company to hold office until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

V. As an ordinary resolution, that Ding Zheng be re-elected as a director of the Company to hold office until the next annual general meeting of the Company

☐ FOR	☐ AGAINST	☐ ABSTAIN

VI. As an ordinary resolution, that the Company be authorized to file a shelf registration statement on Form F-3 registering the Company’s ordinary shares, preferred shares, debt securities, warrants, rights and units of up to $200 million

☐ FOR	☐ AGAINST	☐ ABSTAIN

VII. As an ordinary resolution, that the Company’s authorized share capital, being US$312,500 divided into 100,000,000 ordinary shares of US$0.003125 par value each, be amended and re-designated to US$312,500 divided into 90,000,000 ordinary shares of par value $0.003125 per share and 10,000,000 preferred shares of par value $0.003125 per share

☐ FOR	☐ AGAINST	☐ ABSTAIN

VIII. As a special resolution, subject to approval by the shareholders of Proposal No. 7 (the Authorization of Preferred Shares), the Company adopt a second amended and restated memorandum and articles of association to reference the preferred shares (in the form set out in Annex A and B of the accompanying proxy statement, respectively), in substitution for and to the exclusion of, the memorandum and articles of association of the Company currently in effect

☐ FOR	☐ AGAINST	☐ ABSTAIN

IX. As ordinary resolutions, that:

1.	conditional upon the approval of the Board of Directors in its sole discretion, with effect as of the date the Board of Directors of the Company may determine:

a.	the authorized, issued and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 10 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of par value US$0.003125 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”);

b.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares; and

c.	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board of Directors in its sole discretion; and

2.	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion”)

☐ FOR	☐ AGAINST	☐ ABSTAIN

X. As a special resolution that, subject to approval by the shareholders of Proposal No. 9 (the Share Consolidation), and entirely conditional upon the effectiveness of the Share Consolidation, with effect as of the date the Company’s board of directors may determine in its sole discretion, the Company adopt a third amended and restated memorandum of association to reflect the Share Consolidation, in substitution for and to the exclusion of, the memorandum of association of the Company in effect immediately prior to effectiveness of the Share Consolidation

☐ FOR	☐ AGAINST	☐ ABSTAIN

This Proxy is solicited on behalf of the management of Universe Pharmaceuticals INC. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Anna Kotlova at akotlova@bizsolaconsulting.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Anna Kotlova

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received on or before 10:00am Beijing Time on 21 September 2022 or 48 hours before any adjourned time and date of the Meeting.

Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

__________________________________________

Signature of Joint Shareholder

__________________________________________

Dated:

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